Public

*plo 3/7

SECURI 11017555 SSION

SEC Mail Processing Section

FEB 28 2011

Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manning & Napier Investor Services, Inc.

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 Woodcliff Drive
(No. and Street)

Fairport	New York	14450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beth H. Galusha (585) 325-6880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1100 Bausch & Lomb Place	Rochester	New York	14604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Beth H. Galusha, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manning & Napier Investor Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELE BINGO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BI6161917
Qualified in Monroe County
My Commission Expires February 26, 2011

Beth H Galusha
Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Auditors on Internal Control Structure Required by SEC.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rule 17a-5 (under separate cover)

Manning & Napier Investor Services, Inc.
Statements of Financial Condition
December 31, 2010 and 2009

	2010	2009
Assets		
Cash	$ 1,401,662	$ 478,536
Accounts receivable	189,209	39,459
Prepaid and other assets	101,285	96,515
	$ 1,692,156	$ 614,510
Liabilities and Shareholders' Equity		
Liabilities		
Accounts payable	$ 168,004	$ 38,952
Accounts payable - affiliate	240	271
Accrued expenses	51,378	38,511
Stock purchase note payable	33	223
Total liabilities other than shares	219,655	77,957
Shares liability subject to mandatory redemption (Note 6)	1,147,038	293,858
Shareholders' Equity		
Common stock, $0.01 par value - authorized 4,775,950 shares with 2,533,110 and 2,491,688 shares issued and 2,533,110 and 2,482,425 shares outstanding as of December 31, 2010 and 2009, respectively	25,331	24,917
Additional paid-in capital	251,790	251,790
Treasury stock, 0 and 9,263 - at cost, as of December 31, 2010 and 2009, respectively	-	(178)
Excess / (shortage) of common stock and accumulated (earnings)/ deficit attributable to shares subject to mandatory redemption over/ (under) redemption amount (Note 6)	(184,433)	38,605
Accumulated earnings/(deficit)	234,107	(71,439)
Stock subscriptions receivable	(1,332)	(1,000)
Total shareholders' equity	325,463	242,695
	$ 1,692,156	$ 614,510

The accompanying notes are an integral part of these financial statements.